FREEGOLD VENTURES LIMITED

Toronto Stock Exchange: ITF

OTC BB:  FGOVF

For Immediate Release

FREEGOLD STAKES ADDITIONAL GROUND AT ROB GOLD PROJECT, ALASKA

March 9, 2010 - Vancouver, BC. Freegold Ventures Limited (“Freegold”) is pleased to announce the staking of 141 State of Alaska mining claims covering 15,360 acres adjacent to its Rob gold project in the Goodpaster Mining District, Alaska. These new claims bring the total Rob project land holdings to 19,600 acres in one of the most prospective mining districts in Alaska. The newly acquired lands sit between the Tibbs Creek and Serpentine faults  which define the western and eastern limits, respectively, of the northeast trending regional scale Black Mountain tectonic zone. Virtually all of the known lode gold occurrences in the eastern Goodpaster Mining district are located within the Black Mountain tectonic zone. Host rocks in the new claims include Paleozoic paragneiss and orthogneiss intruded by mid-Cretaceous intermediate plutonic rocks, the same units which host high-grade mineralization at the Grey Lead, Blue Lead, Michigan and Trench prospects at Rob.  Previous exploration by Freegold has included limited drilling at the Grey Lead which intercepted  13 feet at 28 g/t gold and  18.7 feet @ 19  g/t gold.

Public-sector geochemical data from the newly acquired claims indicates widespread anomalous gold, arsenic, bismuth and tungsten in rocks, stream sediments and pan concentrate samples. The elevated bismuth and tungsten values are indicative of proximal intrusive-related gold mineralization similar to that at the Grey lead prospect at Rob and to Sumitomo’s +5 million ounce Pogo gold mine to the northwest of Rob. In 2009 the Pogo mine produced 389,808 ounces of gold at a cash cost of $423 per ounce.

Freegold has commissioned a revised NI-43-101 compliant technical report on the Rob project that is expected to provide additional information on the newly acquired claims and will include a recommended work program and budget for the Rob project. Completion of this report is expected before the end of March.

The Qualified Person for this release is Curt Freeman, P. Geo., M. Sc.

About Freegold Ventures Limited

Freegold is listed on the TSX. The company is focused on exploration and development of its major gold assets in Alaska.

For further information contact:

Kristina Walcott-President and Chief Executive Officer

604.662.7307

jkw@freegoldventures.com

This press release contains forward-looking information.  This forward-looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the Company’s future financial position. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information.  These factors include uncertainties relating to the availability and timing of financing and other factors. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.